Exhibit 99.1

NEWS

Starfield Resources Appoints Vice President of Exploration

Toronto, Ontario – April 10, 2008 – Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF) today announced the appointment of Raymond Irwin, P.Geo., as Vice President of Exploration. In this role, Mr. Irwin will be responsible for all of Starfield’s exploration activities.

Mr. Irwin has over 35 years of experience in exploration, mine development and mining operations. In previous employment with international exploration and mining companies, he held senior positions from Chief Geologist to Vice President of Exploration. Most recently, Mr. Irwin was with Freeport-McMoRan Copper & Gold Inc.

“I am extremely pleased to have Ray join as a key member of the executive management team,” said André Douchane, President and Chief Executive Officer. “His vast knowledge and experience in base and precious metals exploration will be a great asset to our team. We look forward to his direction of this year’s aggressive drilling and exploration program.”

About Starfield

Starfield Resources Inc. is an advanced exploration and emerging early stage development company focused on its Ferguson Lake Nickel-Copper-Platinum-Palladium- Cobalt property in Nunavut, Canada. The property is emerging as Nunavut's largest ongoing base and precious metal project. Starfield has developed a novel, environmentally friendly and energy-efficient hydrometallurgical flowsheet to recover metals from massive sulphides at Ferguson Lake.

For further information contact:

André J. Douchane President and CEO 416-860-0400 ext. 222 adouchane@starfieldres.com	Greg Van Staveren Chief Financial Officer 416-860-0400 ext. 223 gvanstaveren@starfieldres.com	Connie Anderson Investor Relations 416-860-0400 ext. 228 canderson@starfieldres.com

www.starfieldres.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.